Exhibit 99.1

Press Release

Eltek receives a $1.4 million letter of intent for a purchase order from an existing defense customer with option to increase the purchase order to up to $2.1 million

Petach Tikva, Israel, February 7, 2022 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that the company has received a letter of intent for a purchase order in the amount of $1.4 million from an existing customer in the defense sector. The order, once released, will be supplied by Eltek over a period of fourteen months commencing April 2022. The customer has an option to increase the purchase order to a total amount of $2.1 million.

 “We are proud that Eltek has once again been selected by this customer as the supplier of choice for its advanced and sophisticated products,” commented Eli Yaffe, CEO of Eltek. “This repeat order represents the customer’s recognition of our high technological capabilities and the reliability of our products. We aim to expand the receipt of medium term delivery orders which stabilize our income and increase our operational production efficiency."

About Eltek
Eltek is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Ron Freund
Chief Financial Officer
ronf@nisteceltek.com
+972-3-9395023